United States securities and exchange commission logo





                       June 1, 2023

       Mohit Singh
       Chief Financial Officer
       Chesapeake Energy Corporation
       6100 North Western Avenue
       Oklahoma City, OK 73118

                                                        Re: Chesapeake Energy
Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed on February
22, 2023

       Dear Mohit Singh:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Energy & Transportation